1. Name and Address of Reporting Person
   Sweet, Allan J.
   125 South Wacker Drive
   Suite 3100
   Chicago, IL 60606-
2. Issuer Name and Ticker or Trading Symbol
   Amli Residential Properties Trust (AML)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2001 R1
5. If Amendment, Date of Original (Month/Year)
   02/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    12/31/2001            J <F1>    347.8158    A   $0.0000    125099.2653    D
                                <F1>                                            <F1>
Common Stock                                                                               1500           I           Stacy Sweet
Common Stock                                                                               1500           I           Allison Sweet
Common Stock                                                                               1000           I           B L Sweet
                                                                                                                      Trust
Common Stock                    12/31/2001            J <F2>    -8600       D   $0.0000    0              I           North Georgia
                                                                                <F2>                                  Properties
Common Stock                    12/31/2001            J <F3>    297         A   $0.0000    297            I           Spouse,
                                                                                <F3>                                  Bonnie Sweet

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Option to   $23.06   10/29/2         A         60000       10/29/2004 10/29/2011 Common  60000    $23.0600   60000   D
Buy  Common          001                                                         Shares/
Shares                                                                           Benefic
                                                                                 ial
                                                                                 Int.

Explanation of Responses:

<F1>
401(k) acquisitions throughout 2001
<F2>
This exempt transaction represents shares he received as a liquidating distribution from North Georgia Properties. In prior reports the reporting person reported beneficial ownership of 8,600 common shares held by North Georgia Partnership.
<F3>
Purchase due to the indirectly owned shares through North Georgia Properties. Should have been reported as indirectly owned by spouse, Bonnie Sweet.

SIGNATURE OF REPORTING PERSON
/s/ Allan J. Sweet

DATE
02/24/2003